Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FuelCell Energy, Inc.:

We consent to the use of our report dated January 9, 2015, with respect to the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 204, and the effectiveness of internal control over financial reporting as of October 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Hartford, Connecticut

January 9, 2015